Exhibit 99.63

Inter-Citic Minerals Inc.

Management’s Discussion and Analysis

This Management’s Discussion and Analysis should be read in conjunction with the audited consolidated financial statements for the years ended November 30, 2007, 2006 and 2005 and the Annual Information Form (“AIF”) for the year ended November 30, 2007 for Inter-Citic Minerals Inc. (“Inter-Citic”, or the “Company”), and is current as at February 22, 2007. Unless otherwise noted, all financial information is expressed in Canadian dollars and has been prepared in accordance with Canadian generally accepted accounting principles and with consistent application of accounting policies. Additional information regarding the Company and its operations and activities can be found on its website at www.inter-citic.com, or on SEDAR at www.sedar.com, including the documents referenced above.

Mr. B. Terrence Hennessey, P.Geo., of Micon International Limited, is a qualified person under National Instrument 43-101 (“N.I. 43-101”) and has reviewed disclosure of a technical nature in this Management’s Discussion and Analysis.

HIGHLIGHTS FOR THE YEAR

Publication of Exploration Results from 2006

•

Compilation and publication of exploration results from 2006 fieldwork at the Company’s Dachang Gold Project (“Dachang”) as they are received, including results from 101 NQ core diamond drill holes totalling 15,304 meters and Excavation and sampling of 175 trenches totalling 14,332 linear meters.

•

The 2006 fieldwork at Dachang resulted in the discovery of 30 new gold soil anomalies in Dachang East, including 5 new mineralized gold zones in the vicinity of the Dachang East Main Zone (the “DMZ”), resulting in a new total of 55 targets across the entire property, as described in the Company’s press releases of February 7 and March 27, 2007.

•

On March 20, 2007, the Company announced a mineral resource update for Dachang resulting in an overall inferred mineral resource estimate of 16.1 million tonnes with an average grade of 3.88 grams per tonne Au (approximately 2,008,000 ounces Au contained). To date, the Company has not found any mineral reserves or engaged in any production on any of its properties, and this estimate of inferred resources is not affected by any known environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant issues.

2007 Exploration

•

On April 4, 2007, the Company announced an expanded exploration program for the Dachang Project for 2007, including up to 30,000 meters of drilling. Drilling commenced in May with a view to further expand the Company’s gold resource inventory by exploring new areas of the property known through trenching to show near-surface mineralization, and it is anticipated that additional targets will be added to the Company’s inventory through mechanized trenching, as described in the Company’s press release of May 8, 2007.

•	The Company deployed two additional diamond drills for use at Dachang, as announced in the Company’s press releases of July 17 and August 22, 2007.

•

The Company reported results of 160 drill holes for the Dachang Gold Project, as announced in the Company’s press releases of July 12, August 13, September 17, October 15 and November 26, 2007, and, subsequent to the year, January 8, 2008.

Financing and Liquidity

•	The Company completed private placement financing for total gross proceeds of $7,962,920, as described in the Company’s press releases of April 10, May 9 and May 22, 2007.

•	During the year 75,000 stock options and 2,179,430 share-purchase warrants were exercised, resulting in proceeds of $2,066,847.

•

The Company ended the year with approximately $6 million in cash, cash equivalents and restricted cash, and, subsequent to the year, as described in the Company’s press release of February 5, 2008, completed a private placement offering of 8 million common shares at a price of $2.00 per common share, for total gross proceeds of $16 million.

OVERVIEW

Inter-Citic is a development stage company engaged in the acquisition, exploration and development of exploration stage resource properties.

To date the Company has entered into earn-in agreements to acquire two exploration properties, the Dachang Gold Project in the Province of Qinghai, China, and the Zalantun Gold Project (“Zalantun”) in the Inner Mongolia Autonomous Region, in the People’s Republic of China (“China” or the “PRC”).

As at the date of this report, the Dachang Gold Project has received government approval, has been issued a formal business license (valid until 2033), completed formal transfer of title of the exploration licenses of the subject lands and acquired new exploration licenses for additional lands for a total land area of approximately 279 km2.

The Company has been conducting exploration at Dachang since 2004. The Company conducted its 2007 exploration program, including up to 30,000 meters of diamond drilling, between the months of May and December of the year. Results to date have been announced in the Company’s press releases of July 12, August 13, September 17, October 15 and November 26, 2007, and, subsequent to the year, January 8, 2008. Exploration results for the Project can be found on the Company’s website at www.inter-citic.com.

During 2007 the Company wrote-down $91,825 of previously capitalised exploration expenses for the Zalantun Gold Project, reflecting ongoing delays in organizing the project and the Company’s decision to focus substantially all of its resources in the exploration of Dachang. The Company does not anticipate any further investment in this project.

In the medium to long term, the Company intends to continue to explore Dachang with a view to identifying gold reserves and to continue to evaluate and ultimately implement strategies for becoming a gold producer in the PRC. To date the Company has not found any mineral reserves or engaged in any production on any of its properties.

The Company expects that ongoing funding for these activities will come in the form of equity offerings to take place in 2008 and thereafter. Additional financings will be required in the future to fund ongoing operations and meet the Company’s commitments as they come due, including its project commitments (see Exploration Projects, Activities and Commitments, below). Although to date the Company has been successful in sourcing funds necessary to continue its business activities, the Company is in the development stage and is subject to the risks and challenges similar to other companies in a comparable stage of development. To date the Company has not found any proven reserves or engaged in any production on any of its properties, and there is no guarantee that this will occur in the future. Mineral resource exploration and development is extremely risky and speculative by nature, as there is no guarantee that mineral deposits will be found, and even if they are, that they can be mined economically. In the event that exploration on the properties, confirmation of the Company’s interest in the underlying mineral claims, the Company’s ability to obtain appropriate financing to put these properties into production, and profitability of future production, especially with respect to the Dachang Gold Project, is not successful, assets may not be realized or liabilities discharged at their carrying amounts, and these differences could be material.

RESULTS OF OPERATIONS

Selected financial information:

	November 30, 2007		November 30, 2006	November 30, 2005
Balance Sheet:
Cash and Cash Equivalents, including Restricted Cash	$6,007,681		$4,314,944	$1,192,222
Total Assets	$28,078,577		$18,116,065	$8,800,604
Total Long-term Financial Liabilities (excluding Future Income Taxes)	—		—	—
Net Loss (Income):
Net Loss before the Undernoted	$2,437,852		$2,632,535	$1,556,947
Write-down of Zalantun	91,825		—	—
Stock-based compensation	756,450		236,150	365,319
Other	(530,385	) [1]	11,083	(523,827)[2]
Net loss for the period	$2,755,742		$2,879,768	$1,398,439
Net Loss Per Share (Basic and Diluted)	$0.04		$0.05	$0.03
Additional Data
Net proceeds from issuance of shares and warrants	$9,524,402		$10,622,555	$3,003,496
Spent to on equipment purchases	$757,799		$530,336	$119,117
Spent on exploration expenses	$6,588,533		$4,808,055	$2,347,735

[1]	During the second quarter of 2007 the Company disposed of its 80% interest in Yangzhong Zhonghai Techmat Co., Ltd. for gross proceeds of the equivalent of approximately $582,250 (Renminbi 4,000,000), resulting in a net gain of $582,247. Prior to this disposal the Company incurred expenses associated with security and maintenance of land, buildings and rare earth processing equipment in China that were held by the subsidiary. The Company also incurred legal and other expenses related to the disposition itself. During the year ended November 30, 2007, the net amount of these costs were $51,862, including legal fees associated with the disposition of $21,216 and are net of recovery of bad debts, sale of inventory previously written off, liquidation of property, plant and equipment, exchange gains and losses for the period and other related income or expenses as applicable.
[2]	During 2005, the Company liquidated most of its rare earth processing equipment for net proceeds of approximately $429,240 (Renminbi 2,940,000) and reversed approximately $102,967 in accounts payable that were over-accrued at the time operations ceased.

NOTE: Please refer to Note 13 of the Company’s Notes to Consolidated Financial Statements for information regarding significant differences from United States accounting principles.

Since 2004 the Company has focused exclusively on exploration of Dachang with a view towards proving reserves and progression to development. The Company successfully completed various financings in each year since 2004 for that purpose. As a result funds raised were used to purchase exploration equipment for use at Dachang, to pay for exploration costs at Dachang, and to fund ongoing operating expenses. Exploration programs increased each year as the Company accumulated more data and experience with the

Project, as did general operating expenses. This trend is clearly evident in the data contained in the table above when comparing one year to the next, and clearly demonstrates the overall direction and business plan of the Company since acquiring the Dachang Project.

In addition, for certain payments in relation to mineral property interests the Company records a future income tax liability and a corresponding adjustment to the related asset carrying amounts, which also contributed to the increase in total assets from year to year.

The Company anticipates that in the coming several years, exploration expenses at Dachang will continue to increase as the Company moves towards feasibility work and ultimate development of the project. Subsequent to year end, the Company successfully completed private placement financing for gross proceeds of approximately $16 million for such purpose.

The Company expects that net loss before the undernoted in the table above is expected to generally remain consistent from year to year as the Company carries out this business plan. Although net loss before these items were significantly lower in 2005 (about $1,482,000 lower, or more than 50%) compared to 2006, this is consistent with reduced exploration activity in that year. The Company expects that in general operating expenses from year to year will continue to be in the range of $2.5 to $3.0 million.

EXPLORATION PROJECTS, ACTIVITIES AND COMMITMENTS

Dachang Gold Project

On November 14, 2003, the Company entered into an earn-in agreement with the Qinghai Geological Survey Institute regarding the Dachang Gold Project in the Province of Qinghai, China. Under the terms of this agreement, the Company can earn an 83% interest in the project by contributing the equivalent of approximately $6,866,000 (Renminbi 45,000,000) for exploration (all of which was advanced as at November 30, 2007), completion of metallurgical and pre-feasibility reports, and making a cash payment of the equivalent of approximately $1,343,000 (Renminbi 10,000,000) upon the issuance of a mining license required to bring the project into production.

The Company also has the option to acquire an additional 7% interest in the project based on the valuation of any potential mining project contained in the pre-feasibility report, for a total interest of 90%. The Qinghai Geological Survey Institute will retain a carried interest in the project. As part of the agreement, the Company also has a right of first refusal on any mineral exploration project for which the Qinghai Geological Survey Institute seeks foreign investment.

The Dachang Gold Project is located approximately 165 km from the City of Golmud in the Province of Qinghai, China, at an elevation of approximately 4,500 meters and consists of five exploration licenses covering approximately 279 km2. To date the Company has identified 55 gold-in-soil anomalies across six districts of the property. The six districts are as follows:

•	Dachang East

•	Dachang North

•	Central Dachang

•	Western Quarter

•	North River

•	Southwest Dachang.

The Company has been exploring Dachang since 2004, including:

1.	1:25,000 scale Geological Mapping over 200 km2;

2.	Soil Geochemical Surveys over areas of approximately 229 km2 (more than 60,000 conventional B-horizon soil samples collected and tested for gold, arsenic and antimony);

3.	Excavation and sampling of 429 trenches totalling more than 55,000 linear meters; and

4.	334 diamond drill holes totalling more than 49,000 meters.

During the first quarter of 2006, in the Company’s Press Release of December 12, 2005, the Company announced an increase to its inferred mineral resource at Dachang by approximately 1.3 million tonnes grading 5.81 grams per tonne Au (approximately 239,000 ounces Au contained) as a result of positive initial drilling of the NR-2 anomaly.

In addition, as described in the Company’s press release of March 20, 2007, the Company’s inferred mineral resource estimate for the Dachang Main Zone in Dachang East is 14.8 million tonnes with an average grade of 3.71 grams per tonne Au (approximately 1.8 million ounces Au contained), bringing the overall inferred mineral resource at Dachang to 16.1 million tonnes with an average grade of 3.88 grams per tonne Au (approximately 2,008,000 ounces Au contained).

To date, the Company has not found any mineral reserves or engaged in any production on any of its properties, and these estimates of inferred resources are not affected by any known environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant issues.

During 2007, the Company routinely intersected multiple mineralized zones in almost all holes drilled. Some of these holes were drilled in the current resource area to confirm continuity of mineralization. The majority of holes drilled in 2007 were drilled in new areas on the eastern end of the DMZ outside the current resource area. The Company continues to test only the potentially open-pittable extent of the deposit, and as a result, holes drilled to date in 2007 have not yet tested the structure below a vertical depth of 175 meters, with the exception of CJV-299, which was drilled beneath the resource blocks of the Company’s current NI 43-101-compliant inferred resource. Discovered at a vertical depth of 215 metres, hole CJV-299 reported a continuous 23 metre zone of gold mineralization at 5 grams per tonne beneath the current resource block, which may indicate the potential resource is open for growth at depth.

In addition, The Company reported results from a potentially significant step-out hole over one kilometer away from the most easterly resource block of the Company’s current NI 43-101 compliant resource area on the DMZ. The hole is along strike with the existing resource and was drilled close to a highly prospective trenching result. Hole CJV-302 returned two separate zones of mineralization including a high grade interval of 6 metres averaging 11.69 grams per tonne contained gold, and may indicate that it is a continuation of the mineralized fault that hosts the current DMZ resource.

Trenching continues to be one of the most successful and cost-effective methods of gold exploration at Dachang due to the thin soil cover and near-surface mineralization observed throughout the property. A consistent spatial relationship has been observed between the gold in soil anomalies, trench values and underlying strongly altered and mineralized fault zones.

All exploration at Dachang since the involvement of the Company was completed under the direction of the Company. The Company completed and filed a technical report dated June 26, 2006 for the Dachang Gold Project which, in addition to information with respect to results from 193 holes (approximately 28,000 meters) drilled during 2007 as well as other information regarding ongoing work and findings at Dachang, can be found in the Company’s press releases, available from the Company’s website at www.inter-citic.com or from www.sedar.com.

Capitalized Exploration Costs

A breakdown of capitalized or expensed exploration costs for the Company’s resource properties, on a property-by-property basis for the year ended November 30, 2007 together with the comparative figures for 2006 is included in the Company’s Notes to Consolidated Financial Statements for the year ended November 30, 2007.

Differences in exploration expenditures from year to year and from quarter to quarter arise primarily as a result of differences in the scope, nature and timing of exploration activity. While it is normally expected that exploration that began in the previous year will conclude in Q1 of every year, it is expected that Q2 of every year will represent a transitional quarter for the Company, as it compiles and analyzes results of exploration for the previous year which would have been completed in Q1 and subsequently prepares for commencement of exploration for the current year. The Company began 2007 exploration of Dachang in early May of that year and the Company will continue to work towards beginning exploration earlier in the year every year, and believes that ultimately it can operate a year-round exploration and drilling camp at Dachang.

During the year the Company capitalised $6,779,448 in costs relating to the Dachang Gold Project (compared to $4,944,000 last year), excluding future tax liabilities of $1,136,000 (compared to $862,000 last year), representing an increase of $1,835,448 (37%). The increase compared to last year is a result of the Company’s significantly expanded drill and trench program in 2007 compared to 2006.

Office Lease

The Company has entered into a lease for office space to the year 2009 with minimum lease payments as follows: 2008 - $86,355, 2009 - $21,589.

SUMMARY OF QUARTERLY RESULTS

Selected quarterly information for the past eight quarters:

(unaudited)	2007				2006
	Q4	Q3	Q2	Ql	Q4	Q3	Q2	Ql
Net Loss:
Net Loss before the Undernoted:	$801,556	$401,159	$764,164	$660,820	$725,528	$745,359	$923,990	$398,238
Write-down of Zalantun	91,825	—	—	—	—	—	—	—
Rare Earth [1]	—	34,785	(565,219)	49	11,606	52	(14,029)	13,454
Interest	(48,732)	(84,990)	(32,350)	(23,775)	(100,230)	(48,405)	(11,222)	(723)
Stock-based compensation	—	$25,500	597,000	133,950	38,500	—	132,750	64,900
Overall	$844,649	$376,454	$763,595	$771,044	$675,404	$697,006	$1,031,489	$475,869
Net Loss Per Share (Basic and Diluted)	$0.011	$0.006	$0.012	$0.014	$0.011	$0.012	$0.018	$0.011

[1]	See Note [1] and [2] under Results of Operations – Selected Financial Information, above.

Generally speaking, the Company’s annual exploration program for Dachang begins by the end of Q2 and runs through Q3 and Q4. Exploration results are compiled and released as they are received throughout this period and into Q1 of the following year, with planning and mobilization for the following year’s exploration program occurring in Q2. Expenditures on exploration are consistent with this pattern of activity, as are the Company’s overhead expenses, in that they are lowest in Q1, begin to increase in Q2 and then level off at their highest in Q3 and Q4. Moreover, overheads are affected by the timing and nature of the Company’s financing initiatives, as can be seen in a temporary “ballooning” of expenses in Q2 of 2006 and Q1 of 2007 as the Company’s travel and promotional activities increased significantly as a result of the major financing that took place at the time.

During Q3 in particular, overall expenses fell significantly compared to Q3 of 2006 ($376,454 compared to $697,006, or 46%), in part due to a stronger Canadian dollar and so increased foreign exchange gains, as well as lower executive compensation, professional fees and corporate relations costs (see Specific Items, below). At the time, in spite of this, the Company believed that this increase was coincidental and that expenses would most likely be somewhat higher in the next quarter to compensate for the decrease in Q3, which in fact has occurred.

Overall, operating expenses have increased significantly for the Company as it expands its exploration activities and continues to pursue financings to support those activities. With respect to exploration, changes relate to the timing, nature and extent of exploration from year to year. As discussed, the Company has begun exploration at Dachang earlier every year since 2004 and has increased its drilling and trenching budgets significantly (for example, 30,000 m of diamond drilling was budgeted for 2007 compared to approximately 15,000 m in 2006 and only about 2,500 m the year before). In addition, the Company completed significant financings during Q1-Q2 of 2006 and 2007, compared to approximately $3 million raised in 2005 split between two individual financings. These initiatives resulted in higher expenses across the board as the Company managed this increased activity level, and again, the Company expects this trend to continue in the future as additional financings are pursued.

Additional details regarding overall expenses from quarter to quarter during 2005, 2006 and 2007 can be found in the Company’s annual and interim Management’s Discussion and Analysis for each period, as applicable, which are available on its website at www.inter-citic.com, or on SEDAR at www.sedar.com.

THREE MONTHS ENDED NOVEMBER 30, 2007 AND 2006

The Company wrapped up its 2007 exploration program for Dachang at the end of Q4, the details of which can be found under Exploration Projects, Activities and Commitments, above. Expenses for Q4 of 2007 were slightly higher compared to Q4 of 2006 (overall increase of $169,245, or 22%) because, as discussed above, the Company believes that a decrease in expenses in Q3 as compared to last year was made up in Q4, primarily as a result of the Company’s office and consulting expenses that were largely coincidental with respect to their timing.

SPECIFIC ITEMS

The Company’s consolidated financial statements for the year ended November 30, 2007 include a detailed breakdown of expenses. Specific items of note are as follows:

•

The Company has a common share-purchase option plan for directors, officers, employees and consultants of the Company. Stock options, which are typically granted in such numbers as to reflect the level of responsibility of the particular optionee and his or her contribution to the business and activities of the Company, typically vest immediately and have a five-year term. Except in specified circumstances, options are not assignable and terminate upon the optionee ceasing to be employed by or associated with the Company. Stock-based compensation increased from $236,150 in 2006 to $756,450 in 2007 ($520,300, or 220%) as the Company continued in its efforts to secure the services of key management and other personnel in an increasingly competitive business environment (see Risks and Uncertainties – Dependence on Key Personnel, and, Competition, below).

•

Corporate relations expense decreased significantly from $637,366 in 2006 to $364,694 in 2007 ($272,672, or 43%), as the Company did not have to incur as much expense to market the Company compared to last year. The Company believes that this is a reflection of the success of previous marketing efforts and progress with respect to exploration of Dachang.

•

Foreign exchange gains/losses from period to period vary depending on the strength of the Canadian dollar relative to the Chinese Yuan Renminbi and timing of advances to China for use in exploration. Overall, foreign exchange amounts went from a net gain in 2006 of $28,307 to a net loss of $37,852 in 2007 (representing a change of $66,159, or 234%) as a result of these changes.

•

Depreciation and amortization expense increased from $96,105 to $131,872 as a result of the Company having acquired more equipment during the year. Depreciation for exploration equipment is expensed unless the equipment is used for exploration, during which time it is capitalised to the project.

•

Professional fees decreased from $291,196 in 2006 to $251,732 in 2007 ($39,464, or 14%) as the Company did not have the need for external professional services as it did in 2006 (for graduation from TSX Ventures Exchange to the TSX and for initial work with respect to the Company’s initiatives in the areas of corporate governance and regulatory compliance related primarily to M.I. 52-109 – see Adequacy of Disclosure Controls and Procedures, below).

•

The Company earns interest income on highly liquid interest-bearing investments with maturities of less than 90 days from the date of acquisition. Interest income in recent years has been higher than in the past as the Company has increased cash available to earn interest income further to significantly increased financing activity in 2006 and 2007.

RELATED PARTY TRANSACTIONS

Details regarding transactions with related parties are detailed in Note 8 of the Company’s Notes to Consolidated Financial Statements for the year ended November 30, 2007. All related party expenditures were in the normal course of business at market rates.

CASH RESOURCES AND LIQUIDITY

By its very nature as a development stage exploration company, the Company continued to generate negative cash flow from operations in 2007 ($2,318,872 in 2007 compared to $2,546,603 in 2006, excluding non-cash working capital items) for reasons related to the Company’s business activities. The Company’s accounts payable and accrued liabilities balance in 2007 was also much higher than in 2006 ($2,327,402 compared to $1,026,000), as a result of increased exploration activities compared to last year, as discussed above. The Company continues to invest in the exploration of Dachang with a view to eventual development of the project and commencement of profitable production sufficient to recover its investment. To date the Company has not found any mineral reserves or engaged in any production on any of its properties, and there is no guarantee that this will occur in the future.

Although the Company determines the scope of exploration of its mineral properties based on prior results and available resources, the Company relies on equity offerings from time to time to fund its operations, and additional financings will be required in the future to fund ongoing operations and meet the Company’s commitments as they come due, including its project commitments (see Exploration Projects, Activities and Commitments). As discussed in the Overview, above, although to date the Company has been successful in sourcing funds necessary to continue its business activities, the Company is in the development stage and is subject to the risks and challenges similar to other companies in a comparable stage of development. To date the Company has not found any proven reserves or engaged in any production on any of its properties, and there is no guarantee that this will occur in the future. Mineral resource exploration and development is extremely risky and speculative by nature, as there is no guarantee that mineral deposits will be found, and even if they are, that they can be mined economically. In the event that exploration on the properties, confirmation of the Company’s interest in the underlying mineral claims, the Company’s ability to obtain appropriate financing to put these properties into production, and profitability of future production, especially with respect to the Dachang Gold Project, is not successful, assets may not be realized or liabilities discharged at their carrying amounts, and these differences could be material.

The Company does not have any material capital lease agreements, nor does the Company hold any investments in asset-backed securities.

Restricted Cash

Restricted cash relates to advances held in China and committed to continuing exploration of the Dachang Gold Project. The balance of restricted cash will vary depending on the timing of contributions under the terms of the agreement compared to expenditure of those funds on exploration and related expenses. During 2007 the Company advanced approximately $1,704,000 to the project and spent approximately $1,082,000 for this purpose (net decrease of approximately $622,000).

Exercise of Share-Purchase Warrants

During Q1 of 2007, the Company raised $1,326,030 from the exercise of previously issued share-purchase warrants. A further $302,838, $235,397 and $202,582 (including $59,000 raised as a result of the exercise of previously issued stock options) was raised during Q2, Q3 and Q4, respectively, for a total of $2,066,847 raised in 2007, compared to $447,616 in 2006 (including $247,616 raised as a result of the exercise of previously issued stock options).

Private Placement Financing (February, 2008)

Subsequent to year end, on February 5, 2008, the Company announced the completion of a brokered private placement of 8 million common shares at a price of $2.00 per common share, for total gross proceeds of $16 million. In connection with this private placement, the Company paid cash commission of $960,000 and issued 480,000 share-purchase warrants to the Underwriters. Each share-purchase warrant entitles the holder to purchase one common share of the Company at a price of $2.00 per common share until February 5, 2009. Proceeds from this financing will be used by the Company to advance the Dachang Gold Project and for general working capital purposes.

Private Placement Financing (May, 2007)

The Company completed a private placement financing in two tranches for gross proceeds of $7,962,920 during May of 2007, as discussed in discussed in Note 10 (b) (i) – Private Placement (May, 2007) of the Company’s Notes to Consolidated Financial Statements for the year ended November 30, 2007.

The Company intends to continue to use the proceeds of this private placement for further exploration at Dachang and for general working capital purposes.

Private Placement Financing (March, 2006)

On March 22, 2006, the Company completed a brokered private placement financing for gross proceeds of $11,056,478, as discussed in Note 10 (b) (ii) – Private Placement (March, 2006) of the Company’s Notes to Consolidated Financial Statements for the quarter ended November 30, 2007.

The Company intends to continue to use the proceeds of this private placement for further exploration at Dachang and for general working capital purposes.

Readers are urged to refer to the Company’s Short-form Prospectus dated April 26, 2006 for important information with respect to this financing, use of proceeds and other details with respect to the Company.

OUTSTANDING SHARE DATA

As at February 22, 2008, the Company had outstanding:

•	76,260,108 common shares (98,500,000 common shares, without par value, were authorized),

•	9,262,141 share-purchase warrants, each of which is convertible to one common share of the Company, as follows:

(i)	5,601,654 share-purchase warrants that entitle the holder to acquire one common share of the Company at a price of $1.20 until March 22, 2008, and

(ii)	236,834 share-purchase warrants that entitle the holder to acquire one common share of the Company at a price of $1.00 until March 22, 2008, and

(iii)	149,753 share-purchase warrants that entitle the holder to acquire one common share of the Company at a price of $1.50 until May 9, 2008, and

(iv)	2,420,300 share-purchase warrants that entitle the holder to acquire one common share of the Company at a price of $1.95 until May 9, 2008, and thereafter at a price of $2.25 until November 9, 2008, and

(v)	373,600 share-purchase warrants that entitle the holder to acquire one common share of the Company at a price of $1.95 until May 17, 2008, and thereafter at a price of $2.25 until November 17, 2008, and

(vi)	480,000 share-purchase warrants that entitle the holder to acquire one common share of the Company at a price of $2.00 until February 5, 2009

•

4,070,000 stock options, each of which is convertible to one common share of the Company at a weighted average price per stock option of $1.04, for a weighted-average period per stock option of 1.93 years. Exercise prices range from $0.58 to $1.95.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in the rules of the SEC and Canadian Securities Administration, as at November 30, 2007. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective as at November 30, 2007 to ensure that information required to be disclosed in reports filed or submitted by the Company under United States and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules, and has accumulated and communicated to the Company’s management, including the CEO and CFO as appropriate to allow timely decisions regarding disclosure.

In addition, there has not been any change in the Company’s internal control over financial reporting that occurred during the quarter ended November 30, 2007 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

CRITICAL ACCOUNTING POLICIES

A detailed summary of the Company’s significant accounting policies is included in Note 2, Significant Accounting Policies, of the Company’s Notes to Consolidated Financial Statements for the year ended November 30, 2007.

The Company considers the following policies critical to understanding the judgements that are involved in preparing the consolidated financial statements of the Company and the uncertainties that could impact results of operations, financial condition and cash flows.

Development Stage Entity

The Company has adopted the Accounting Guideline 11 – Enterprises in the Development Stage (AcG11), relating to enterprises in the development stage, as detailed by the Canadian Institute of Chartered Accountants (“CICA”). The Company is engaged in the acquisition, exploration and development of exploration-stage mineral properties. To date the Company has not found any proven or probable reserves or engaged in any production on any of its properties, and there is no guarantee that this will occur in the future. Mineral resource exploration and development is extremely risky and speculative by nature, as there is no guarantee that mineral deposits will be found, and even if they are, that they can be mined economically. In the event that exploration on the properties, confirmation of the Company’s interest in the underlying mineral claims, the Company’s ability to obtain appropriate financing to put these properties into production, and profitability of future production, especially with respect to the Dachang Gold Project, is not successful, assets may not be realized or liabilities discharged at their carrying amounts, and these differences could be material. Please also see Risks Associated with Exploration and Development, below.

CICA 3855, Financial instruments, Recognition and Measurement; CICA 1530, Comprehensive Income; CICA 3865, Hedges

Effective December 1, 2006, the Company adopted three new accounting standards. In accordance with the transitional provisions in these standards, these accounting policy changes were adopted on a prospective basis. The new standards and accounting policy changes are as follows:

(a) Financial Instruments – Recognition and Measurement

In accordance with this new standard, the Company now classifies all financial instruments as either held to maturity, available for sale, held for trading or loans and receivables. Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized on the statement of operations.

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, restricted cash, and accounts payable and accrued liabilities, as follows:

Cash	Held for trading
Cash equivalents	Held to maturity
Amounts receivable	Loans and receivables
Restricted cash	Held for trading
Accounts payable and accrued liabilities	Other financial liabilities

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments and the fair value of these financial instruments, unless otherwise noted, approximates their carrying values due to their short term nature.

(b) Comprehensive Income

Comprehensive income is the change in shareholders’ equity during a period from transactions and events from sources other than the Company’s shareholders. In accordance with this new standard the Company now reports a consolidated statement of comprehensive income or loss and accumulated other comprehensive income or loss is added to the shareholders’ equity section of the consolidated balance sheet when components to be recognized in comprehensive income or loss exist. There were no components to be recognized in comprehensive income or loss during the year. As the Company has no items of comprehensive income or loss, net loss for the period is equivalent to comprehensive loss.

(c) Hedges

The new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed. The Company does not have any hedging items.

CICA 1506, Accounting Changes

On December 1, 2006, the Company adopted Section 1506 of the CICA Handbook, Accounting Changes, which prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. This standard did not affect the Company’s consolidated financial position or results of operations.

The following Canadian accounting pronouncements were issued and not yet adopted by the Company:

CICA 1535, Capital Disclosures

The new Section 1535, Capital Disclosures, requires that an entity disclose information that enables users of its financial statements to evaluate an entity’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of noncompliance. The new standard applies to the Company’s interim and annual consolidated financial statements relating to fiscal year beginning December 1, 2007.

This standard will impact the Company’s disclosures provided but will not affect the Company’s consolidated results or financial position.

CICA 3862, Financial Instruments, Disclosures; and CICA 3863, Financial Instruments, Presentation

The new Sections 3862 and 3863 replace Handbook Section 3861- Financial Instruments - Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The new standards will apply to the Company’s interim and annual financial statements relating to the fiscal year beginning December 1, 2007.

These standards will impact the Company’s disclosures provided but will not affect the Company’s consolidated results or financial position.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of expenses and other income during the year. Actual results could differ from those estimates.

The most significant estimates are related to resource properties, valuation of incentive stock options and share-purchase warrants and calculation of future tax liability.

Resource Properties

The Company considers its exploration costs to have the characteristics of property, plant and equipment. Costs associated with acquisition, direct exploration and development of resource properties are capitalized pending commencement of production, at which time they will be amortized over the estimated production life. The Company assesses its capitalized resource property costs on a regular basis. If capitalized expenditures on individual resource properties exceed the estimated net recoverable amount, the properties are written down to the estimated fair value. Costs relating to properties abandoned are written off when the decision to abandon is made.

The Company is in the process of exploring its property interests. Amounts reflected in the financial statements reflect cost to date and may not represent future value to the Company. No mineral reserves have been determined to exist on these properties. Therefore, the recoverability of the amounts reflected is dependent on future successful exploration and development of the properties.

Note that mineral reserves and resources are calculated in accordance with N.I. 43-101, as required by Canadian Securities regulatory authorities. For United States reporting purposes, Industry Guide 7 under the Securities Exchange Act of 1934, as interpreted by the staff of the United States Securities and Exchange Commission (“SEC”), applies different standards to classify mineralization as a reserve.

Readers are advised that the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this report concerning descriptions of mineralization and resources required under Canadian standards may not be comparable to similar information made public by US companies in SEC filings. Readers are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Income Taxes

Income taxes are calculated using the asset and liability method. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. The benefit of future income tax assets is only recognized where their realization is judged to be more likely than not. Future income tax assets and liabilities are measured using tax rates and laws expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. A valuation allowance is provided against future income tax assets to the extent it is considered not likely that the future income tax assets will be realized.

Stock Based Compensation

The Company has one stock-based compensation plan, which is described in Note 10 (d) of the Notes to Consolidated Financial Statements for the year ended November 30, 2007. The Company accounts for stock-based compensation in accordance with CICA 3870 (Stock-based Compensation and Other Stock-based Payments) and recognizes stock-based compensation based on the fair value method of accounting. Under this method, the fair value of stock-based compensation is determined based on the Black-Scholes valuation model and is recognized based on vesting of options granted under the stock option plan. Amounts recognized are expensed and also credited to Contributed Surplus. Consideration paid on exercise of stock options is credited to Share Capital.

Please refer to the notes of the consolidated financial statements of the Company for the year ended November 30, 2007 for further information on the Company’s financial policies and estimates.

RISKS AND UNCERTAINTIES

The following describes certain principal risks, some or all of which have been described in prior management’s discussion and analysis as well as the Company’s current AIF, but is not, by its very nature, all-inclusive.

Risks Associated with Exploration and Development

The Company is engaged in mineral exploration and development. To date the Company has not found any mineral reserves or engaged in any production on any of its properties, and there is no guarantee that this will occur in the future. The Company has no history of earnings, nor has it previously engaged in the mining and production of gold. Mineral resource exploration and development is extremely risky and speculative by nature, as there is no guarantee that mineral deposits will be found, and even if they are, that they can be mined economically. The mining industry is also subject to market pressures from unpredictable commodity and metal prices, which may have a significant impact on the economic viability of a known deposit. A significant commitment of time and money is required for high cost exploration activity, such as diamond-bore drilling, in order to establish mineral reserves, develop a feasibility study and then to implement construction of a mine and commence production. At any time during this process there are numerous factors that alone or in combination may impede or interfere with intended plans, and the impact of these variables cannot be predicted or determined with certainty. Such factors include, but are not limited to, market (including currency) fluctuations, location of the Company’s projects, political stability, government regulations, environmental protection, the nature of the deposit, competition, and availability of ongoing financial and personnel resources, both in sufficient quantity and within required timeframes. Many of these risk factors are discussed in other areas of this section, below, but all can be related directly to the nature of the business of the Company.

In addition, the Company’s exploration activities and specifically the nature and location of those activities have associated with them certain operating risks that cannot be predicted but may be significant. Although the Company maintains health and safety standards onsite (including emergency evacuation protocols) to mitigate the risk of injury to individuals working on its exploration projects, there is no guarantee that a serious injury will not occur, nor can the impact of such an event be measured. The Company maintains property, third party liability and personal injury insurance, including an emergency medical evacuation program for certain employees, and the Company performs ongoing review of its health and safety practices, however there may be risks for which insurance may not be sufficient or for which coverage may not be extended.

The Company has relied on the results of prior exploration work and the review of that work by independent and internal qualified persons (as that term is defined in National Instrument 43-101) and others in the assessment of its resource properties. The respective partners for each project have provided the results of this prior work to the Company. In the case of the Dachang project, a significant portion of the Company’s mineral resource estimate is based on this prior work, and although the results have been independently tested by way of due diligence and test sampling, there is no guarantee that material differences do not exist.

Mineral Resource Estimates

During the first quarter of 2006, in the Company’s Press Release of December 12, 2005, the Company announced an increase to its inferred mineral resource at Dachang by approximately 1.3 million tonnes grading 5.81 grams per tonne Au (approximately 239,000 ounces Au contained) as a result of positive initial drilling of the NR-2 anomaly.

In addition, as described in the Company’s press release subsequent to the quarter on March 20, 2007, the Company reported an inferred mineral resource estimate for the Dachang Main Zone in Dachang East of 14.8 million tonnes with an average grade of 3.71 grams per tonne Au (approximately 1.8 million ounces Au contained), bringing the overall inferred mineral resource at Dachang to 16.1 million tonnes with an average grade of 3.88 grams per tonne Au (approximately 2,008,000 ounces Au contained).

To date, the Company has not found any mineral reserves or engaged in any production on any of its properties. These inferred mineral resources have not been sufficiently drilled to demonstrate economic viability. Additional drilling will be required to upgrade these inferred mineral resources to an indicated or measured resource. There can be no certainty that further drilling will enable this inferred mineral resource to be upgraded. Although these estimates of inferred resources are not currently affected by any known environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant issues, this could change in the future. The future economic viability of these inferred mineral resources may be adversely affected by their location, as the Dachang project is situated at an elevation of approximately 4,500 meters above sea level, in a high-cold mountainous area exhibiting desert alpine climate and vegetation with limited infrastructure. The nearest major city center is approximately 165 km away, with the nearest primary road and power lines approximately 120 km from the property. Although the Company believes that the inferred mineral resources have reasonable prospects for economic extraction, there is no guarantee that this will in fact be the case and confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability.

Exploration and development of mineral properties, and as a result investing in the securities of the Company, involves a high degree of inherent risk. The marketability of the natural resources that may be discovered will be affected by numerous factors beyond the control of the Company. The return, if any, on the investment in shares of a resource company is subject to market conditions that are beyond the control of the Company. Some of the factors affecting resource exploration and development generally include the proximity and capacity of resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure and land use, importing and exporting minerals and environmental protection. The effect of these factors cannot be accurately predicted and any or all of these risk factors facing exploration and development companies generally, and the Company in particular, could result in a material adverse impact on the Company’s business, operations and financial condition.

Reserves and Resources – Differences Between Canadian and U.S. Standards

Mineral reserves and resources are calculated in accordance with N.I. 43-101, as required by Canadian Securities regulatory authorities. For United States reporting purposes, Industry Guide 7 under the Securities Exchange Act of 1934, as interpreted by the staff of the United States Securities and Exchange Commission (“SEC”), applies different standards to classify mineralization as a reserve.

Readers are advised that the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this report concerning descriptions of mineralization and resources required under Canadian standards may not be comparable to similar information made public by US companies in SEC filings. Readers are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Canadian Corporate Governance Requirements and Securities Laws

The Company complies with the corporate governance and securities laws of Canada, which may differ from those of the United States and elsewhere.

Differences between Canadian and United States Accounting Principles

Canadian generally accepted accounting principles vary in certain significant respects from the principles and practices generally accepted in the United States. Readers are urged to refer to Note 13 of the Company’s Notes to Consolidated Financial Statements for information regarding significant differences from United States accounting principles.

Risks Associated with Operations in China

The Company’s current business focus and as a result essentially all of the Company’s physical assets are in China, including the Company’s interests in Dachang and Zalantun.

As in any jurisdiction, the Company is subject to social, political and economic developments and trends that are beyond its control. The Company’s business is in China and the Company is therefore subject to a variety of laws and regulations at state, provincial and municipal or local levels that include laws and regulations concerning the form and manner in which foreign companies may invest and operate in China. Although China has recently and continually introduced reforms to encourage foreign investment and develop a more market-based economy, there is no guarantee that this trend will continue, and the government of China continues to exert significant influence through laws, regulations and policies.

The mining industry in China is regulated through the Mineral Resources Law of China (adopted in 1986 and amended 1997) and associated policies, rules and regulations at State and local levels. The Ministry of Land and Resources in China is responsible for administration of exploration and mining claims. Exploration claims (other than those for oil and gas) are issued for a maximum term of three years and are renewable provided minimum expenditure thresholds have been met. Holders of exploration rights have a legal priority to subsequent mining rights, which are issued based on the nature of the deposit. However there is no guarantee that exploration and mining rights will continue to be granted or renewed, or that any conditions imposed as part of the issuance of these rights can be satisfied, or that the perceived quality of these legal rights will be sufficient to enable the Company to attract the funding required to implement business plans based on these rights. Holders of mining rights must submit environmental impact studies for approval. Mining rights also have specific timeframes within which mining must occur. Specifically, for gold mining, foreign companies must also receive approval from, among others, the Chinese National Development and Reform Commission, a department of the Chinese central government, the State Council, a government body which has a mandate to develop national economic strategies, annual and long term economic plans, and to report on the national economy and social development.

A stated objective of the Company is to ultimately become a gold producer in China. The value of the Company’s projects is ultimately tied to the Company’s ability to realize on the sale of gold production. Since late 2002, with the establishment of the Shanghai Gold Exchange and relaxation of restrictive rules governing the sale of gold, mining companies in China are able to sell gold production at market prices. Foreign gold mining companies are currently able to repatriate profits in foreign currencies. However, the nature and impact to the interests of the Company of possible further changes or reforms to these rules and policies in the future cannot be predicted.

The Company’s projects in China are (in the case of Dachang) or will be (in the case of Zalantun) organized as “Co-operative Joint Venture” companies in accordance with the Law of the People’s Republic of China on Sino-Foreign Co-operative Joint Venture Enterprises and associated policies, rules and regulations. China became a member of the World Trade Organization in December of 2001 and has committed to ensure transparency in its legal system. While China’s general relaxation of restrictions on foreign trade and investment and developments in its mining industry since that time has improved the operating parameters for foreign exploration and mining companies, the continued progress of these reforms depends on political, economic and international influences beyond the Company’s control.

China’s control over its currency and hence the Company’s ability to advance funds to China (for capital investment or operations) is subject to changes in the valuation of the Renminbi as well as rules and regulations of the State Administration of Foreign Exchange. Fluctuations in the value of the Renminbi may have an adverse affect on the operations and operating costs of the Company.

China continues to exert a great deal of control and influence on its society and economy through laws, policies and regulations. The impact of changes to these laws, policies and regulations on the Company’s operations in China, including relative impact on the Company’s ability to operate in China through changes to foreign enterprise rules (including repatriation of profits), possible restrictions on the production and sale of gold or other mining products, the maintenance of business, exploration and/or mining licenses, environmental laws, taxation, or in other matters having an impact on the Company’s business and operations, cannot be accurately predicted.

Dependence on Key Personnel

As an exploration company the Company relies heavily on the availability of individuals and organizations with the necessary skill and knowledge required to execute exploration programs of the scale and scope appropriate to its exploration properties. This includes the availability of individuals and organizations that are capable of efficiently and effectively executing exploration activities such as drilling, compiling and interpreting data, and planning subsequent follow-up work.

The Company has established a special advisory committee to continually evaluate and address the availability of personnel with the expertise required by the Company. The Company’s Vice-President, Exploration has more than 20 years of experience as an exploration geologist. The Company has a qualified and experienced geologist on its Board of Directors, and the Company has an established relationship with a North American based drilling company that has carried out the Company’s drilling program at Dachang. The Company has relationships with a number of other organizations that have also provided services essential to its exploration activities.

The Company has a high degree of reliance on its management team, and failure to retain the services of key personnel could have a materially negative impact on the Company.

While the competition for these services has increased significantly over the past several years (see discussion below), the Company has been successful in securing services necessary to carry-out its business plan to date. However, the availability of these services in the future and the relative cost of securing them cannot be predicted.

Competition

Recent increases in the price of gold have resulted in increased activity in the gold exploration and mining industry. Combined with the economic development and opening of China to western investment and the general scarcity of mineral deposits throughout the world, interest of foreign exploration and mining companies in China has increased significantly. As a result, the Company faces continued competition for financing dollars, personnel and other resources, the impact of which cannot be predicted.

Price of Gold

Historically, gold prices have been volatile and can follow cyclical trends. Demand for gold is based on many factors, including demand for jewellery, industrial demand and demand from governments and financial institutions that hold gold reserves for investment, hedging and other purposes. Any decrease in gold prices could have an adverse effect on the Company’s business, operations and financial results.

Environmental Risk

The Dachang Gold Project is located proximate to the Sanjiangyuan Nature Reserve, established primarily to protect the sources of three major rivers (the Yangtze, Yellow and Lancang rivers). To date, the project has received all relevant government support and approvals, and the Company is committed to preserve and protect the environment within which it operates. The Company has a policy of applying the highest standards for environmental protection in its activities, in addition to being active in the betterment of the lives of local people. However the impact of possible future liabilities or impediments to development associated with or as a result of environmental matters cannot be measured or predicted, and there is potential that present or future environmental regulations will adversely affect the business and operations of the Company.

Cash Flow

The Company has no source of operating cash flow to fund its exploration and development projects. Any further significant work would likely require additional equity or debt financing. The Company has limited financial resources and there is no assurance that additional funding will be available to allow the Company to fulfill its obligations on existing or future exploration projects. Failure to obtain additional financing could result in delay or indefinite postponement of further exploration, and the possible partial or total loss of the Company’s interests in all or some of its properties.

Dividends

The Company has not, since the date of its incorporation, declared or paid any dividends on its common shares and does not currently intend to pay dividends. Earnings, if any, will be retained to finance further growth and development of the business of the Company.

Resale of Shares

The continued operation of the Company will be dependent upon its ability to generate operating revenues and to procure additional financing. There can be no assurance that any such revenues can be generated or that other financing can be obtained. If the Company is unable to generate such revenues or obtain such additional financing, any investment in the Company may be lost. In addition, sales or availability for sale of substantial amounts of the shares of the Company could adversely affect the prevailing market prices for those shares. In such event, the probability of resale of shares purchased would be diminished. Moreover, a decline in the market prices of our shares could impair our ability to raise additional capital through the sale of shares should the Company attempt to do so.

Exploration and development of mineral properties, and as a result investing in the shares of the Company, involves a high degree of inherent risk. The marketability of the natural resources that may be discovered will be affected by numerous factors beyond the control of the Company. The return, if any, on the investment in shares of a resource company is subject to market conditions that are beyond the control of the Company. Some of the factors affecting resource exploration and development include the proximity and capacity of resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure and land use, importing and exporting minerals and environmental protection, and the effect of these and other risk factors as discussed above cannot be predicted.

OUTLOOK

Over the next year the Company will continue to focus substantially all of its available resources to carry out exploration of its Dachang Gold Project.

CAUTION REGARDING FORWARD LOOKING STATEMENTS

This Management’s Discussion and Analysis (“MD&A”) contains or incorporates by reference “forward looking information” which means disclosure regarding possible events, conditions, acquisitions, or results of operations that is based on assumptions about future conditions and courses of action based upon management’s good faith expectations and beliefs concerning future developments and their potential effect on the Company. These may include statements with respect to the future financial and operating performance of Inter-Citic Minerals Inc. (“Inter-Citic” or the “Company”), its current and proposed subsidiaries, its current mineral projects, the estimation of mineral resources, working capital requirements, capital and exploration expenditures, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, title disputes or claims and limitations of insurance coverage. In some cases forward looking statements can be identified by the use of such words as “plans”, “proposes”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases. Forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to differ materially from the performance or achievements expressed or implied by the forward looking statements. There can be no assurance that future developments will be in accordance with such expectations or that the effect of future developments on the Company will be those anticipated by management. Such factors include, among others, general business, economic, competitive, political and social uncertainties; the actual results of exploration activities; future mineral prices; accidents, labour disputes and other risks of the mining industry; political instability; insurrection or war; arbitrary changes in law; delays in obtaining governmental approvals or financing or in the completion of the company’s exploration programs. As a result, actual actions, events or results may differ materially from those described in forward looking statements. Forward looking statements are made as of the date of this MD&A and the Company disclaims any obligation to update any forward looking statements, whether as a result of new information, future events or otherwise. There can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward looking statements.

CAUTIONARY NOTE TO UNITED STATES READERS – DIFFERENCES REGARDING MINING TERMS IN THE UNITED STATES AND CANADA

While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Readers are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

This document may also contain information about adjacent properties on which we have no right to explore or mine. Readers are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.

In addition, Canadian generally accepted accounting principles vary in certain significant respects from the principles and practices generally accepted in the United States. Readers are urged to refer to Note 13 of the Company’s Notes to Consolidated Financial Statements for information regarding significant differences from United States accounting principles.